EXHIBIT 12

Montpelier Re Holdings Ltd.
Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Years ended December 31,
	2007	2006	2005	2004	2003

Income before minority interest expense and income taxes	$347.8	$342.3	$(752.9)	$240.3	$407.2

Fixed Charges:
Assumed interest component of rent expense (1/3 rent/lease)			$0.3	$0.3	$0.2
Interest on $250m 6.125% Senior Notes	$15.3	$15.3	$15.3	$15.3	$8.7
Interest on $100m 8.55% Jr Notes	$8.6	$8.7	$—	$—	$—
Interest on $75m Blue Ocean Debt	$5.5	$0.4	$—	$—	$—
Preferred share dividends - Blue Ocean	$9.9	$—	$—	$—	$—
Total fixed charges	$39.3	$24.4	$15.6	$15.6	$8.9

Earnings plus fixed charges	$387.1	$366.7	$(737.3)	$255.9	$416.1

RATIO OF EARNINGS TO FIXED CHARGES	9.8	15.0	—	16.4	46.8